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                                              Wells Fargo Funds Management, LLC
                                                525 Market Street, 12/th/ Floor
                                                        San Francisco, CA 94105

                                  May 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Variable Trust; File Nos. 333-74283; 811-09255; Rule
         497(c) Filing

Ladies/Gentlemen:

   In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940 and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), we are transmitting herewith for filing pursuant to Rule 497(c) of the 1933 Act the form of Prospectus and Statement of Additional Information used after the effective date and forming a part of the above-referenced registration statement (the "Rule 497 Filing"). The Rule 497 Filing as submitted, describing the Wells Fargo Variable Trust C&B Large Cap Value Fund corrects a data point in the Total Annual Returns table for that Fund, which previously incorrectly captioned 2001 returns as 2002 returns. The error is corrected from that contained in the Prospectus contained in Post-Effective Amendment No. 25 to the Trust's Registration Statement on Form N-1A filed pursuant to Rule 485(b) on April 30, 2010.

   If you have any questions, please contact the undersigned at (415) 947-4805.

                                                  Sincerely,

                                                  /s/ Lawrence S. Hing
                                                  ------------------------------
                                                  Lawrence S. Hing
                                                  Senior Counsel